UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 001-13641

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PINNACLE ENTERTAINMENT, INC.

3800 Howard Hughes Parkway

Las Vegas, Nevada 89169

Required Information

The Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Annual Report on Form 11-K, the financial statements and the supplemental schedules of the Plan for the fiscal year ended December 31, 2007, which have been prepared in accordance with the financial reporting requirements of ERISA, are filed herewith.

The written consent of Piercy Bowler Taylor and Kern, Certified Public Accountants, consenting to the incorporation by reference in the registration statement of Pinnacle Entertainment, Inc. on Form S-8 (File No. 333-60616) of its report dated June 27, 2008 contained herein with respect to the annual financial statements of the Plan as of December 31, 2007 and 2006, and for the year ended December 31, 2007 is also filed as Exhibit 23.1 to this Annual Report on Form 11-K.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

Index

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedules:

Assets (Held at End of Year) as of December 31, 2007	8

Assets (Acquired and Disposed of Within the Current Year) for the year ended December 31, 2007	9

All other schedules have been omitted as not applicable

Exhibits:

Exhibit Index	11

Exhibit 23.1 – Consent of Piercy Bowler Taylor and Kern

Report of Independent Registered Public Accounting Firm

Plan Administrator

Pinnacle Entertainment, Inc. 401(k) Investment Plan

Las Vegas, Nevada

We have audited the accompanying statements of net assets available for benefits of Pinnacle Entertainment, Inc. 401(k) Investment Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and of assets (acquired and disposed of within the current year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PIERCY BOWLER TAYLOR & KERN

/s/ Piercy Bowler Taylor & Kern

Certified Public Accountants

Las Vegas, Nevada

June 27, 2008

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2007 AND 2006

	2007	2006
ASSETS:

Participant-directed investments, at fair value	$47,731,422	$39,102,898

Forfeitures account	148,707	635,143

Cash	30,352	16,602

	47,910,481	39,754,643

Receivables:

Employer contributions	986,250	345,763

Participants contributions	73,367	83,216

Investment income	6,524	7,350

	1,066,141	436,329

	48,976,622	40,190,972

LIABILITIES:

Excess contribution payable	89,863	71,053

	48,886,759	40,119,919

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(7,787)	52,487

NET ASSETS AVAILABLE FOR BENEFITS	$48,878,972	$40,172,406

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2007

Additions:

Participants’ contributions	$7,799,910

Employer contributions	2,165,434

Participants’ rollover contributions	1,789,145

Net appreciation in fair value of investments	339,816

Interest on loans	227,690

Other investment income	1,920,337

14,242,332

Deductions:

Benefits paid to participants	5,402,806

Fees	132,960

5,535,766

Net increase	8,706,566

Net assets available for benefits:

Beginning of year	40,172,406

End of year	$48,878,972

See notes to financial statements.

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1. PLAN DESCRIPTION

The following description of the Pinnacle Entertainment, Inc. 401(k) Investment Plan (“Plan”) provides only general information. Participants and other interested parties should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Pinnacle Entertainment, Inc. (“Pinnacle”) and Subsidiaries (collectively, the “Employer”) and who have met the Plan’s service eligibility requirements. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Employer adopted the Union Bank of California, N.A. (“UBOC”) prototype plan. During the years ended December 31, 2007 and 2006, UBOC provided record-keeping and administrative services for and was the trustee of the Plan and held its assets. However, effective as of January 1, 2008, Prudential Bank & Trust, FSB became the successor trustee of the Plan and Prudential Retirement Insurance and Annuity Company became its successor record-keeper. Through an Interim Services Agreement between UBOC and Prudential effective January 1, 2008, UBOC retained the responsibility to continue to provide services until the proper transfer and conversion of the Plan was effected. Additionally, UBOC remained custodian of the assets of the Plan until its assets were physically moved to the Prudential platform. On June 23, 2008, the Plan transfer and conversion were completed.

Eligibility

Any employee who has completed 500 hours of service within their first year of employment or has 1,000 hours of service by the end of their first year of employment is eligible to participate in the Plan.

Contributions

Each year, participants may contribute up to 100% of pre-tax annual compensation subject to the applicable Internal Revenue Service (“IRS”) dollar limit, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants are subject to a 20% limit on the percentage of contributions that may be invested in Pinnacle common stock.

Employer matches are discretionary. Currently, the Employer has been matching each participant’s contribution in an amount equal to 25% of the employee participant’s pretax contributions up to a maximum of 5% of the participant’s annual eligible salary. In 2007, the Employer’s total discretionary matching contributions were $1,147,568.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of the Employer’s contribution, Plan earnings and forfeitures. Likewise, each participant’s account is charged with any withdrawals or distributions requested by the participant, investment losses and allocation of administrative expenses, if applicable. Allocations, if any, are based on participant earnings or account balances, as defined in the Plan document.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Employer’s contribution portion of their accounts is based on years of service, as defined in the Plan. Participants are vested in Employer contributions at 20% after one year of service and an additional 20% each year thereafter until 100% vested upon five years of service.

Forfeitures

Forfeitures may be used to reduce Employer contributions among other uses. In 2008, the Employer used the forfeiture balance at December 31, 2007, plus certain forfeitures which became available in 2008, to reduce employer contributions. At December 31, 2007, forfeitures of $148,707 were available to reduce future Employer contributions.

Participant Loans

Participants may borrow from their fund accounts up to a maximum of the lesser of 50% or $50,000 less the highest outstanding loan balance, if any, during the prior year. Participant loans are secured by the participant’s account balance and bear interest at prevailing rates on the date of the loan. The interest rates applicable to loans outstanding at December 31, 2007, range from 5% to 9.25%. As of December 31, 2007 and 2006, loans outstanding were $3,031,678 and $2,284,762, respectively.

Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or installment payments as permitted under the Plan. The Plan also provides for hardship withdrawals from a participant’s account for immediate financial needs, as defined by the Plan, subject to certain limitations. For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses

Certain administrative expenses incidental to the administration of the Plan, including fees of the administrative agent and independent registered public accountants, may be paid by the Plan or by the Employer, at its discretion. For 2007, the Employer absorbed $32,298 of these administration expenses, which are not given accounting recognition in the accompanying financial statements due to their immateriality.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value (see Note 4). However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As also required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

In compliance with the requirements of ERISA, cash, mutual funds, and equity funds are reported at fair value and loans are stated at the unpaid principal amount. Investments are valued on a daily basis. The UBOC Stable Value Fund, a common collective trust, is stated at contract value, which represents contributions made to the fund plus interest, less funds used to pay benefits. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Concentration of Risk

The Plan has exposure to risk to the extent that its investments are subject to market fluctuations and interest rate fluctuations that may materially affect the value of the investment balances.

Benefits Payable to Former Participants

Included in net assets available for Plan benefits at December 31, 2007, are amounts which may become payable to participants who are not active participants of the Plan.

NOTE 3. INVESTMENTS

Investments are fully participant-directed.

The following presents investments that represent 5% or more of the Plan’s net assets available at December 31, 2007 and 2006.

	December 31, 2007	December 31, 2006
Davis New York Venture Fund	$7,646,451	$7,150,487

Fidelity Advisor Equity Growth Fund	7,495,279	5,184,576

MFS Research International Fund	4,635,829	3,824,790

PIMCO Real Return Bond Fund	3,593,827	2,745,606

UBOC Stable Value Fund	3,549,950	3,079,165

Pinnacle Common Stock	3,376,015	4,045,737

Participant Loans	3,031,678	2,284,762

Barclays Global Investors LifePath 2010 Fund	—	2,091,252

NOTE 4. INVESTMENT CONTRACT

In 2003, the Plan entered into a benefit-responsive investment contract with UBOC in relation to the UBOC Stable Value Fund. UBOC maintains the respective participant-directed contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measure attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by UBOC, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no allowances necessary against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events would limit the ability of the Plan to transact at contract value with the issuer, including the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (2) changes to plan’s prohibition of competing investment options or deletion of equity wash provisions; (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The guaranteed investment contract does not permit the agreement to be terminated prior to the scheduled maturity.

Average yields:	2007
Based on actual earnings	4.659%

Based on interest rate credited to participants	4.748%

NOTE 5. PLAN TERMINATION

Although it has no intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their share of Employer contributions.

NOTE 6. TAX STATUS

The Plan is a prototype plan that is the subject of a favorable opinion letter from the IRS dated April 29, 2002, and the Plan Administrator believes the Plan has been operated in accordance with the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”). The Employer routinely self-reviews the administration of the Plan and self-corrects any compliance issues in accordance with the Employee Plan Compliance Resolution System. Accordingly, the Plan Administrator believes that the Plan and related trust are designed in accordance with applicable sections of the Code and, accordingly, are exempt from income taxes.

NOTE 7. TRANSACTIONS WITH RELATED PARTIES

During 2007 and 2006, the Plan engaged in transactions with UBOC and the Employer, who are parties-in-interest as defined by ERISA.

During 2007 and 2006, two of the Plan’s investments, UBOC Stable Value Fund and the High Mark Diversified Money Market Fund, were managed by UBOC. During this time period, UBOC served as the trustee as defined by the Plan and therefore, the activity in these investment accounts qualify as party-in-interest transactions. At December 31, 2007 and 2006, the Plan held shares in UBOC Stable Value Fund and the High Mark Diversified Mutual Fund with a cost basis of $5,201,877 and $4,930,992, respectively. In 2007, the Plan acquired $5,356,453 and disposed of $2,240,606 of the funds. Fees were paid by the Plan to UBOC for investment management services, and were accounted for as a reduction of the investment return earned. These fees were not material to the Plan.

At December 31, 2007 and 2006, the Plan held 143,294 and 122,080 shares, respectively, of Pinnacle common stock, with a cost basis of $2,790,620 and $1,958,268, respectively. In 2007, the Plan acquired 48,321 shares at an average cost of $29.05 per share and disposed of 26,993 shares at a realized gain of $219,253.

SUPPLEMENTAL SCHEDULES

PINNACLE ENTERTAINMENT, INC. 401(k) INVESTMENT PLAN

EIN # 95-3667491 Plan #003

ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2007

Identity of Issue	Description	Current Value
Davis New York Venture Fund	Mutual Fund	$7,646,451

Fidelity Advisor Equity Growth Fund	Mutual Fund	7,495,279

MFS Research International Fund	Mutual Fund	4,635,829

UBOC Stable Value Fund*	Common collective interest fund	3,549,950

PIMCO Real Return Bond Fund	Mutual Fund	3,593,827

Pinnacle Entertainment, Inc.* Common Stock	Common Stock 143,294 units	3,376,015

Participant Loans*	Interest at 5.0% to 9.25%	3,031,678

MFS Value Fund	Mutual Fund	2,265,292

Barclay Global Investors LifePath 2010 Fund	Mutual Fund	2,197,701

Turner Small Cap Growth/Investor	Mutual Fund	1,858,371

High Mark Diversified Money Market*	Mutual Fund	1,657,797

Allianz NFJ Small Cap Value A	Mutual Fund	1,651,997

RS Value Fund	Mutual Fund	1,204,738

Barclay Global Investors LifePath 2030 Fund	Mutual Fund	1,144,457

Barclay Global Investors LifePath 2040 Fund	Mutual Fund	1,084,798

Barclay Global Investors LifePath 2020 Fund	Mutual Fund	1,170,845

Barclay Global Investors LifePath Retirement Fund	Mutual Fund	275,850

Individually Directed Accounts	Participant-directed brokerage account	38,019

Stock Liquidity Mgmt Account	Holding fund	1,235

Cash (Money Market Account)	Interest-bearing sweep account	30,352

		$47,910,481

*	Identifies a party-in-interest to the Plan.

SUPPLEMENTAL SCHEDULES

ASSETS (ACQUIRED AND DISPOSED OF WITHIN YEAR)

FOR THE YEAR ENDED DECEMBER 31, 2007

Identity of Issuer	Description	Cost of Acquisitions	Proceeds of dispositions
Plan participants	5.00-9.25% Participant notes receivable	$0	$0

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PINNACLE ENTERTAINMENT, INC. 401(K) INVESTMENT PLAN

Date: June 30, 2008	By:	/s/ Arthur I. Goldberg
Arthur I. Goldberg
Plan Administrator Pinnacle Entertainment, Inc. Senior Vice President, Risk Management and Benefits

Date: June 30, 2008	By:	/s/ Christopher K. Plant
Christopher K. Plant
Plan Administrator Pinnacle Entertainment, Inc. Vice President, Investor Relations and Treasurer

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm